Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX CREATES “CEMEX ENERGIA”

• New energy division signs joint venture with Pattern Development, a subsidiary of Riverstone

MONTERREY, MEXICO. FEBRUARY 19, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the creation of CEMEX Energia, an energy division seeking to develop a portfolio of  power projects in Mexico.

CEMEX Energia envisions advancing development opportunities with no significant capital commitments and expects to build a portfolio that aims to supply about 3% to 5% of Mexico´s electricity needs over the next 5 years.

“We are very enthusiastic about Mexico’s energy sector future, and we will leverage on our experience in developing projects that benefit the country,” said Fernando A. Gonzalez, CEO of CEMEX. “Our new energy division will be led by Luis Farías and his experienced team.”

The first milestone achieved by CEMEX Energia is the signing of a joint venture with Pattern Development, a partner backed by Riverstone, with strong and proven development expertise that will help to put together a pipeline of renewable energy projects in Mexico and share the development costs, with the objective of creating significant development value. CEMEX Energía will have the option to take minority equity stakes in the energy projects developed by the joint venture.

“We are very pleased to sign this joint venture with Pattern Development. This is a mutually beneficial deal, that will help us leverage the use of our knowledge to continue our industry-leading expertise in the use of clean energy and alternative fuels,” said Luis Farias, CEMEX Vice-president of Energy and now head of CEMEX Energia.

“Through this strategic partnership with CEMEX Energia we have set a goal of jointly developing 1,000 megawatts of renewable generation in Mexico over the next five years,” said Mike Garland, President and CEO of Pattern Development. “Mexico is a natural expansion market due to our development headquarters in Houston and our team’s experience in developing over 1,000 megawatts of wind projects in California, New Mexico and Texas. We enter the rapidly growing renewable energy market in Mexico with a strong and experienced local partner in CEMEX, a global leader in building materials, which has a successful track record of developing projects in Mexico.”

CEMEX will not consolidate any projects from this joint venture and any debt incurred to fund such projects will have no recourse to CEMEX. CEMEX expects to contribute approximately US$30 million into CEMEX Energia over the next 5 years.

Pattern Energy Group LP (Pattern Development) is a leader in developing renewable energy and transmission assets. With a long history in wind energy, Pattern Development’s highly-experienced team has developed, financed and placed into operation more than 3,500 MW of wind power projects. A strong commitment to promoting environmental stewardship drives the Company’s dedication in working closely with communities to create premier renewable energy projects. Pattern Development has offices in San Francisco, San Diego, Houston, New York, Toronto, Santiago, Chile, and Tokyo, Japan.

Riverstone Energy Limited (REL) is a closed-ended investment company that invests exclusively in the global energy industry, with a particular focus on the exploration & production and midstream sectors. The company is uniquely positioned to benefit from the large number of investment opportunities being driven by the North American energy revolution and the continued growth in global energy demand. REL aims to capitalize on the opportunities presented by Riverstone's energy investment platform. REL is a member of the FTSE 250 and its ordinary shares are listed on the London Stock Exchange, trading under the symbol RSE. To date, REL has invested in nine energy companies spanning conventional and unconventional oil and gas activities in the Gulf of Mexico, the Continental U.S. and Western Canada.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible of the contents and reliability of the information contained in any third-party website.

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